SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)*

Terra Industries Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

880915103

(CUSIP Number)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015

Telephone: (847) 405-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

December 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880915103		13D	Page 2 of 9 Pages

1	Names of Reporting Persons CF Industries Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,986,048

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,986,048

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,986,048

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%[1]

14	Type of Reporting Person (See Instructions) HC, CO

1 Based on 99,825,840 shares of common stock, without par value, of the Company outstanding as of October 9, 2009, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 13, 2009.

CUSIP No. 880915103		13D	Page 3 of 9 Pages

1	Names of Reporting Persons CF Industries, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,986,048

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,986,048

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,986,048

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%[2]

14	Type of Reporting Person (See Instructions) CO

2 Based on 99,825,840 shares of common stock, without par value, of the Company outstanding as of October 9, 2009, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 13, 2009.

CUSIP No. 880915103		13D	Page 4 of 9 Pages

1	Names of Reporting Persons CF Composite, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,986,048

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,986,048

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,986,048

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%[3]

14	Type of Reporting Person (See Instructions) CO

3 Based on 99,825,840 shares of common stock, without par value, of the Company outstanding as of October 9, 2009, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 13, 2009.

CUSIP No. 880915103	13D	Page 5 of 9 Pages

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2009 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC on November 3, 2009, Amendment No. 2 filed with the SEC on November 13, 2009 and Amendment No. 3 filed with the SEC on November 23, 2009 (the Original Statement and such amendments, together with this Amendment No. 4, are collectively referred to herein as the “Statement”), by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), CF Industries, Inc., a Delaware corporation and wholly-owned subsidiary of CF Holdings (“CF Industries”), and CF Composite, Inc., a New York corporation and wholly-owned subsidiary of CF Industries (“CF Composite” and, together with CF Holdings and CF Industries, the “Reporting Persons”).  Except as set forth in this Amendment No. 4, all information set forth in the Statement remains unchanged and capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Original Statement.

Item 4.                    Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following at the end of the section entitled “CF Holdings’ Proposals and Actions Related to a Business Combination with the Company”:

On December 4, 2009, CF Holdings delivered a letter to the Board containing a revised proposal to acquire the Company for consideration per Company Share of 0.1034 CF Shares and $36.75 in cash (including the $7.50 per Company Share special dividend declared by the Company on October 29, 2009 and payable on December 11, 2009). A copy of CF Holdings’ letter to the Board, dated December 4, 2009, is filed as Exhibit 14 hereto and incorporated herein by reference.

Also on December 4, 2009, CF Holdings delivered a presentation relating to the revised proposal to the Board.  A copy of the presentation is filed as Exhibit 15 hereto and incorporated herein by reference.

Item 4 of the Statement is hereby amended and supplemented by adding the following at the end of the section entitled “Election of Directors at the Company’s 2009 Annual Meeting of Stockholders”:

On December 1, 2009, the Company announced that CF Holdings’ Nominees were elected and qualified to serve on the Board until the Company’s 2012 annual meeting of stockholders.

CUSIP No. 880915103	13D	Page 6 of 9 Pages

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following after the second paragraph:

On December 6, 2009, CF Holdings entered into a commitment letter (the “New Commitment Letter”), pursuant to which Morgan Stanley Senior Funding, Inc. committed to provide financing for CF Holdings’ acquisition of Terra. The New Commitment Letter provides for a senior secured term loan facility of up to $1.3 billion, a senior secured revolving credit facility of up to $300 million and a senior secured bridge facility of up to $1.2 billion.  Unless CF Holdings and Terra enter into a merger agreement by December 31, 2009, the New Commitment Letter would expire.  A copy of the New Commitment Letter is filed as Exhibit 16 hereto and incorporated herein by reference.

Item 7.                    Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following Exhibits:

Exhibit 14	Letter Proposal, dated December 4, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 15	Presentation, dated December 4, 2009, by CF Industries Holdings, Inc. to the Terra Board of Directors

Exhibit 16	New Commitment Letter, dated December 6, 2009, between CF Industries Holdings, Inc. and Morgan Stanley Senior Funding, Inc.

CUSIP No. 880915103	13D	Page 7 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2009

CF INDUSTRIES HOLDINGS, INC.

by	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President, General Counsel, and Secretary

CF INDUSTRIES, INC.

by	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Vice President, General Counsel, and Secretary

CF COMPOSITE, INC.

by	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Director, Vice President, and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1	Letter Proposal, dated January 15, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc. (1)

Exhibit 2	Letter Proposal, dated March 9, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc. (1)

Exhibit 3	Letter Proposal, dated March 23, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc. (1)

Exhibit 4	Letter Proposal, dated August 5, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc. (1)

Exhibit 5	Form of Agreement and Plan of Merger, to be entered into among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc. (1)

Exhibit 6

Credit Agreement, dated as of August 16, 2005, by and among CF Industries Holdings, Inc., as Loan Guarantor, CF Industries, Inc., as Borrower, the Subsidiary Guarantors party thereto, as Loan Guarantors, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to CF Industries Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on August 19, 2005, File No. 001-32597)

Exhibit 7

First Amendment to Credit Agreement, dated as of September 5, 2005, by and among CF Industries Holdings, Inc., as Loan Guarantor, CF Industries, Inc., as Borrower, the Subsidiary Guarantors party thereto, as Loan Guarantors, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.24 to CF Industries Holdings, Inc.’s Annual Report on Form 10-K, filed with the SEC on February 27, 2008, File No. 001-32597)

Exhibit 8

Second Amendment to Credit Agreement, dated as of July 31, 2007, by and among CF Industries Holdings, Inc., as Loan Guarantor, CF Industries, Inc., as Borrower, the Subsidiary Guarantors party thereto, as Loan Guarantors, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.25 to CF Industries Holdings, Inc.’s Annual Report on Form 10-K, filed with the SEC on February 27, 2008, File No. 001-32597)

Exhibit 9	Joint Filing Agreement, dated as of September 28, 2009, by and among CF Industries Holdings, Inc., CF Industries, Inc. and CF Composite, Inc. (1)

Exhibit 10	Letter Proposal, dated November 1, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc. (2)

Exhibit 11	Commitment Letter, dated November 1, 2009, between CF Industries Holdings, Inc. and Morgan Stanley Senior Funding, Inc. (2)

Exhibit 12	Letter, dated November 13, 2009, from CF Industries Holdings, Inc. to Terra

Industries Inc. (3)

Exhibit 13	Form of Agreement and Plan of Merger, to be entered into among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc. (4)

Exhibit 14	Letter Proposal, dated December 4, 2009, from CF Industries Holdings, Inc. to Terra Industries Inc.

Exhibit 15	Presentation, dated December 4, 2009, by CF Industries Holdings, Inc. to the Terra Board of Directors

Exhibit 16	New Commitment Letter, dated December 6, 2009, between CF Industries Holdings, Inc. and Morgan Stanley Senior Funding, Inc.

(1) Previously filed as an Exhibit to the Original Statement.

(2) Previously filed as an Exhibit to Amendment No. 1 to the Original Statement, filed with the SEC on November 3, 2009.

(3) Previously filed as an Exhibit to Amendment No. 2 to the Original Statement, filed with the SEC on November 13, 2009.

(4) Previously filed as an Exhibit to Amendment No. 3 to the Original Statement, filed with the SEC on November 23, 2009.